UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Blueknight Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Cushing MLP Asset Management, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

November 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,205,068

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,205,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,205,068

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Cushing MLP Asset Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,205,068

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,205,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,205,068

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,205,068

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,205,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,205,068

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 7 SCHEDULE 13D
This Amendment No. 7 (this “Amendment”) to the Schedule 13D initially filed on January 5, 2011, as subsequently amended on January 28, 2011, again on March 3, 2011, again on March 21, 2011, again on April 28, 2011, again on September 1, 2011 and again on November 14, 2011 (collectively, the “Schedule 13D”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“MLP Advisors”), and Mr. Jerry V. Swank, the principal of Swank Capital and MLP Advisors, relating to Common Units (the “Common Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D. This Amendment is being filed to report the adjustment to the number of Common Units of the Issuer held by the Reporting Persons as a result of the oversubscription to the Rights Offering.
Item 4 of the Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction
The Issuer conducted a rights offering to the holders of its Common Units, whereby the Issuer distributed to each holder of record, as of 5:00 p.m., New York City time, on September 27, 2011 (the “Record Date”), 0.5412 subscription rights (the “Rights”) for each Common Unit held of record as of the Record Date, which entitled such holder to purchase one Series A Preferred Unit of the Issuer at a subscription price of $6.50 per Series A Preferred Unit (the “Rights Offering”). The Rights expired on October 31, 2011. Upon exercise of the Rights, the Reporting Persons acquired 3,397,373 Series A Preferred Units for investment purposes.
The Series A Preferred Units are convertible into Common Units at the holder’s election on a one-for-one basis at a conversion price of $6.50 per Common Unit. The Series A Preferred Units are convertible into Common Units at the option of the Issuer in various instances as described in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer.
Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer
(a) The aggregate percentage of Common Units reported to be owned by Swank Capital, MLP Advisors and Mr. Swank is based upon the sum of (i) 22,657,638 Common Units outstanding, which is the total number of Common Units outstanding as of November 7, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011, and (ii) 3,397,373 Series A Preferred Units convertible into 3,397,373 Common Units beneficially owned by the Advised Funds.
As of November 22, 2011, Swank Capital and MLP Advisors beneficially owned 3,807,695 Common Units and 3,397,373 Series A Preferred Units convertible into 3,397,373 Common Units, for a total of 7,205,068 Common Units representing approximately 27.7% of the issued and outstanding Common Units of the Issuer.

In addition, Mr. Swank, as the managing member of Swank Capital, the general partner of MLP Advisors, may also be deemed to beneficially own the 7,205,068 Common Units beneficially owned by the Advised Funds, representing approximately 27.7% of the issued and outstanding Common Units of the Issuer.
Swank Capital, MLP Advisors and Mr. Swank disclaim beneficial ownership of the Common Units held by the Advised Funds except to the extent of their pecuniary interest therein.
(b) Mr. Swank, as the managing member of Swank Capital, Swank Capital, as the general partner of MLP Advisors, and MLP Advisors, the investment manager of the Advised Funds, have the shared power to vote and dispose of the Common Units owned by the Advised Funds reported in this Schedule 13D.
The filing of this Schedule 13D shall not be construed as admission that Swank Capital, MLP Advisors or Mr. Swank is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 7,205,068 Common Units owned by the Advised Funds. Pursuant to Rule 13d-4, Swank Capital, MLP Advisors and Mr. Swank disclaim all such beneficial ownership.
(c) No transactions in the Issuer’s securities were effected since the previous amendment to the Schedule 13D by the Reporting Persons.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2011

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP By: Swank Capital, L.L.C., its general partner
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank